                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 2002
                                                   Estimated average burden
                                                   hours per form ....... 14.9
                                                   -----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                        CB Richard Ellis Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12489L108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                        Los Angeles, California  90025
                          Telephone:  (310) 444-1822
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 31, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See
     (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 12489L108                                              Page 2 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners III, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 3 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Capital Partners L.P., a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 4 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Holdings, Inc., a California corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 5 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners International, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 6 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS & Co. International, L.P., a Cayman Islands exempted limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 7 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS International Holdings Limited, a Cayman Islands exempted company limited by shares
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 8 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Bradford M. Freeman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 9 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Ronald P. Spogli
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 10 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      William M. Wardlaw
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 11 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      J. Frederick Simmons
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 12 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John M. Roth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 12489L108                                              Page 13 of 15
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Charles P. Rullman, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

          This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on September 5, 1997, Amendment No. 1 as filed with the Commission on November 13, 2000, Amendment No. 2 as filed with the Commission on December 5, 2000, Amendment No. 3 as filed with the Commission on February 27, 2001, Amendment No. 4 as filed with the Commission on April 30, 2001 and Amendment No. 5 as filed with the Commission on May 25, 2001(as amended, the "Schedule 13D").

          Items 2, 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.   Identity and Background.

               Item 2 of the Schedule 13D is hereby amended by adding the following paragraph:

               As described in Item 4 below, CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp. ("Holding"), and its subsidiary Newco entered into an Amended and Restated Agreement and Plan of Merger with the Issuer dated as of May 31, 2001 (as amended, the "Agreement") (attached hereto as Exhibit 1), pursuant to which, on the terms and conditions set forth therein, Newco, a wholly owned subsidiary of Holding, would be merged with and into the Issuer (the "CBRE Merger"), and holders of Common Stock (other than certain holders described in Item 4 below) would receive consideration of $16.00 per share in cash (the "CBRE Merger Consideration") in exchange for their shares.

Item 3.   Source of Funds and Other Consideration.

               Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

               In connection with the Agreement, Holding has entered into an Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001 (as amended, the "Contribution Agreement") (attached hereto as Exhibit 2), with Newco, Strategic, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White in order to provide a portion of the capital necessary to fund the Agreement. Pursuant to the Contribution Agreement, each of Strategic, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White have agreed to contribute all of the Common Stock that they beneficially own to Holding immediately prior to the closing of the CBRE Merger. Such shares of Common Stock will be cancelled at the effective time of the CBRE Merger. In addition, concurrent with such contributions of Common Stock to Holding, Strategic has agreed to contribute to Holding between $40.9 million and $96.2 million of cash (as determined by Holding no less than twelve business days prior to the closing of the transaction contemplated by the Contribution Agreement).

               In addition to the financing discussed above with respect to the Contribution Agreement, Newco entered into a Purchase Agreement, dated as of May 31, 2001 (the "Purchase Agreement") (attached hereto as
          Exhibit 12), with Credit Suisse First Boston ("CSFB") and the other parties thereto (together with CSFB in such capacity, the "Initial Purchasers"), pursuant to which Newco has agreed to issue and sell, and the Initial Purchasers have agreed to purchase, upon the terms and subject to the conditions set forth therein, $229,000,000 aggregate principal amount of 11 1/4% Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes") of Newco. The completion of the issuance and sale of the Senior Subordinated Notes is scheduled to occur on June 7, 2001 and is subject to certain customary conditions contained in the Purchase Agreement. In the event that the issuance and sale of the Senior

          Subordinated Notes is completed, the Initial Purchasers will purchase the Senior Subordinated Notes for an aggregate purchase price of $225,629,000, which proceeds will be deposited in an escrow account. If the CBRE Merger is not completed prior to the 75th day after the initial issuance of the Senior Subordinated Notes or the Agreement is terminated prior to the completion of the CBRE Merger, then Newco will be required to redeem the Senior Subordinated Notes for cash. If the CBRE Merger is completed within 75 days after the completion of the initial issuance of the Senior Subordinated Notes, the Issuer will assume all of the obligations of Newco under the Senior Subordinated Notes.

               This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Senior Subordinated Notes to be offered and sold will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

               In addition to the financing discussed above with respect to the Contribution Agreement, CSFB provided Newco with a Commitment Letter on February 23, 2001, which was amended on May 31, 2001 (as amended, the "CSFB"Commitment Letter") (attached hereto as Exhibits 5 and 13) and DLJ Investment Funding, Inc. ("DLJ") has provided Holding with a Commitment Letter on February 23, 2001, which was amended on May 31, 2001 (as amended, the "DLJ Commitment Letter" and together, the "Commitment Letters") (attached hereto as Exhibits 6 and 14), each with respect to certain debt financing contemplated by the Agreement. Subject to the terms and conditions of the CSFB Commitment Letter, CSFB has committed to provide to Newco at least $225 million of term loan debt financing (subject to reduction as provided in the CSFB Commitment Letter, the "Term Loans") and a $100 million revolving credit facility (the "Revolving"Loan"). Subject to the terms and conditions of the DLJ Commitment Letter, DLJ has committed to purchase from Holding at least $65 million of 16% Senior Notes of Holding, together with common stock of Holding representing 3.0% of Holding's total common stock including any options granted by Holding to management of Holding and the Issuer (the "Mezzanine Financing", and together with the Term Loans and the Revolving Loan, the "Financings"). The Commitment Letters have been obtained, subject to the terms and conditions thereof, to pay, together with the proceeds received pursuant to the Contribution Agreement and the Purchase Agreement, the aggregate CBRE Merger Consideration pursuant to the CBRE Merger, to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries. CSFB's and DLJ's commitments to provide the Financings are subject to execution of definitive agreements with respect thereto and other conditions as set forth in the applicable Commitment Letters.

               The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Purchase Agreement (attached hereto as Exhibit 12), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 13) and the Amendment to the DLJ Commitment Letter (attached hereto as Exhibit 14), each of which is expressly incorporated herein by reference.

Item 4.   Purpose of Transaction.

               Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

               On May 31, 2001, Newco, Holding and the Issuer entered into the Agreement (attached hereto as Exhibit 1) pursuant to which, on the terms and subject to the conditions set forth therein, Newco will be merged with and into the Issuer, and holders of Common Stock (other than certain holders described in Item 4) will receive the CBRE Merger Consideration in exchange for each of their shares.

               Consummation of the transactions contemplated by the Agreement are subject to, among other things: (a) the affirmative approval of the Agreement by holders of two-thirds of the outstanding Common Stock held by stockholders other than the Filing Persons, BLUM Parties, Malek, Koll Holding, Wirta, White and their respective affiliates; (b) the proceeds from the sale of the Senior Subordinated Notes shall have been released to Newco from the escrow account into which they were deposited in connection with the closing of the offering of such Senior Subordinated Notes; (c) funding contemplated by the Commitment Letters shall have been obtained on substantially the terms set forth in the Commitment Letters or the funding of alternative debt financing contemplated by Section 7.7 of the Agreement shall have been obtained on substantially comparable terms; (d) the receipt of required consents from the holders of the Issuer's 8-7/8% Senior Subordinated Notes due 2006 as set forth in the Agreement; (e) receipt of any material governmental and third party approvals (including expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended); (f) the declaration of effectiveness by the SEC of a Registration Statement on Form S-1 or comparable form, together with any supplements thereto, registering shares of common stock of Holding for issuance to employees of the Issuer under the Securities Act of 1933, as amended (the "Securities Act"); and (g) the delivery to the Board of Directors of Issuer of a letter as to the solvency of the Issuer and its subsidiaries after giving effect to the CBRE Merger, the transactions contemplated by the Contribution Agreement and the Financings.

               The Contribution Agreement provides that each of Wirta and Koll and Koll Holding agrees that at the time of the closing under the Agreement, the warrants to acquire 84,988 shares of Common Stock beneficially owned by Wirta, Koll and Koll Holding will be converted into the right to receive $1.00 per share underlying such warrants and shall not thereafter represent the right to receive any securities of, or other consideration from, Holding or the Issuer.

               The information set forth in this Item 4 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the Securityholders' Agreement (attached hereto as Exhibit 3), the Warrant Agreement (attached hereto as Exhibit 4), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 13) and the Amendment to the DLJ Commitment Letter (attached hereto as Exhibit 14), each of which is expressly incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

               As described in Items 2 and 4 hereof, Holding and Newco have entered into the Agreement (attached hereto as Exhibit 1) with the Issuer dated as of May 31, 2001, whereby, among other things, Newco will merge with and into the Issuer. In connection with the Agreement, each share of the Common Stock

          (other than as described in Item 4) will be converted into the right to receive the CBRE Merger Consideration.

               As described in Items 3 and 4 hereof, on May 31, 2001, Newco, Holding, Strategic, FSEP III, FSEP International, Wirta, White, Koll Holding and Malek entered into the Contribution Agreement (attached hereto as Exhibit 2), which sets forth certain understandings among the parties thereto with respect to certain contributions of Common Stock and cash to be made to Holding in connection with the consummation of the transactions under the Agreement. The Contribution Agreement also includes, among other things, certain agreements by the parties thereto with respect to (i) the voting of Common Stock held by them regarding the Agreement and the CBRE Merger and any potential competing acquisition proposals and (ii) the reimbursement of expenses incurred by such parties and (iii) the allocation among certain of such parties of fees received from the Issuer under the Agreement.

               As described in Item 3 hereof, Newco entered into a Purchase Agreement with CSFB (attached hereto as Exhibit 12) with respect to the Financings. In addition, as described in Items 3 and 4 hereof, CSFB and DLJ have provided Newco and Holding, respectively, with the Commitment Letters (together with their respective amendments, attached hereto as Exhibits 5, 6, 13 and 14) with respect to the Financings. The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

               The information set forth in this Item 6 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the Securityholders' Agreement (attached hereto as Exhibit 3), the Warrant Agreement (attached hereto as Exhibit 4), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Confidentiality Agreement (attached hereto as Exhibit 7), the BLUM Agreement (attached hereto as Exhibit 8), the FSEP Agreement (attached hereto as Exhibit 9), the Purchase Agreement (attached hereto as Exhibit 12), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 13) and the Amendment to the DLJ Commitment Letter (attached hereto as Exhibit 14), each of which is expressly incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by replacing it with the following:

               1. Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001 by and among CBRE Holding, Inc., BLUM CB Corp., and CB Richard Ellis Services, Inc. (filed herewith).

               2. Amended and Restated Contribution Agreement, dated as of May 31, 2001 by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other parties thereto (filed herewith).

               3.   Form of Securityholders' Agreement (filed herewith).

               4.   Form of Warrant Agreement (filed with Amendment No. 3 to the
                    Schedule 13D on February 27, 2001).

               5. CSFB Commitment Letter, dated as of February 23, 2001 by and between Credit Suisse First Boston and BLUM CB Corp. (filed with Amendment No. 3 to the Schedule 13D on February 27,
                    2001).

               6. DLJ Commitment Letter, dated as of February 23, 2001 by and between DLJ Investment Funding, Inc. and BLUM CB Holding Corp. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               7. Confidentiality Agreement dated December 15, 2001 and the Amendment to the Confidentiality Agreement dated February 23, 2001 by and among CB Richard Ellis Services, Inc., BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Frederic V. Malek and The Koll Holding Company (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               8. BLUM Agreement dated February 23, 2001 by and between RCBA Strategic Partners, L.P., and CB Richard Ellis Services, Inc. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               9. FSEP Agreement dated February 23, 2001 by and among FS Equity Partners III, L.P., FS Equity Partners International, L.P. and RCBA Strategic Partners, L.P. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               10. Joint Filing Agreement, dated as of August 28, 1997 (filed with the Initial Filing of the Schedule 13D on September 5,
                    1997).

               11. Power of Attorney dated December 4, 2000 (filed with Amendment No. 2 to the Schedule 13D on December 5, 2000).

               12. Purchase Agreement dated as of May 31, 2001, by and among BLUM CB Corp, Credit Suisse First Boston and the other parties thereto (filed herewith).

               13. Amendment to the CSFB Commitment Letter dated as of May 31, 2001 by and between Credit Suisse First Boston and BLUM CB Corp. (filed herewith).

               14. Amendment to the DLJ Commitment Letter dated as of May 31, 2001 by and between DLJ Investment Funding, Inc. and CBRE Holding, Inc. (filed herewith).

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2001

                              FS EQUITY PARTNERS III, L.P.,
                              a Delaware limited partnership

                              By:  FS Capital Partners, L.P.
                                   Its:  General Partner

                                   By:  FS Holdings, Inc.
                                        Its:  General Partner

                                        By:  /s/ J. Frederick Simmons
                                             -------------------------------
                                             J. Frederick Simmons
                                             Title:  Vice President

                              FS CAPITAL PARTNERS, L.P.,
                              a California limited partnership

                              By:  FS Holdings, Inc.
                                   Its:  General Partner

                                   By:  /s/ J. Frederick Simmons
                                        ------------------------------------
                                        J. Frederick Simmons
                                        Title:  Vice President

                              FS HOLDINGS, INC.,
                              a California corporation

                              By:  /s/ J. Frederick Simmons
                                   ------------------------------------------
                                   J. Frederick Simmons
                                   Title:  Vice President

                              FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                              a Delaware limited partnership

                              By:  FS&Co. International, L.P.,
                                   Its:  General Partner

                                   By:  FS International Holdings Limited
                                        Its:  General Partner

                                        By:  /s/ J. Frederick Simmons
                                             -------------------------------
                                             J. Frederick Simmons
                                             Title:  Vice President

                              FS&CO. INTERNATIONAL, L.P.,
                              a Cayman Islands exempted limited partnership

                              By:  FS International Holdings Limited
                                   Its:  General Partner

                                   By:  /s/ J. Frederick Simmons
                                        ------------------------------------
                                        J. Frederick Simmons
                                        Title:  Vice President

                              FS INTERNATIONAL HOLDINGS LIMITED,
                              a Cayman Islands exempted company limited by shares

                              By:  /s/ J. Frederick Simmons
                                   ------------------------------------------
                                    J. Frederick Simmons
                                    Title:  Vice President


                              *
                              -----------------------------------------------
                              Bradford M. Freeman


                              *
                              ------------------------------------------------
                              Ronald P. Spogli


                              *
                              ------------------------------------------------
                              William M. Wardlaw


                              /s/ J. Frederick Simmons
                              ------------------------------------------------
                              J. Frederick Simmons


                              *
                              ------------------------------------------------
                              John M. Roth


                              *
                              ------------------------------------------------
                              Charles P. Rullman, Jr.


                              *   By:  /s/ J. Frederick Simmons
                                       ---------------------------------------
                                       J. Frederick Simmons, attorney-in-fact